

February 22, 2011

Ms. Ildiko Rozsa
Chief Financial Officer
Power of the Dream Ventures, Inc.
1095 Budapest
Soroksari ut 94-96
Hungary

> **Re:** **Power of the Dream Ventures, Inc.**
> **Amendment No. 1 to Form 10-K for the**
> **Fiscal Year Ended December 31, 2009**
> **Filed November 5, 2010**
> **Amendment No. 3 to Form 10-Q for the**
> **Fiscal Quarter Ended March 31, 2010**
> **Filed December 23, 2010**
> **Amendment No. 2 to Form 10-Q for the**
> **Fiscal Quarter Ended June 30, 2010**
> **Filed November 29, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-52289**

Dear Ms. Rozsa:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jay Ingram
Legal Branch Chief